FMC Corporation

1735 Market Street

Philadelphia, Pennsylvania 19103

February 26, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Re:	FMC Corporation
Registration Statement on Form S-3 (File No. 333-154824)
Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended, FMC Corporation, a Delaware corporation (the “Registrant”), hereby respectfully requests the withdrawal of that certain Registration Statement on Form S-3 (File No. 333-154824) together with all exhibits thereto (the “Registration Statement”), and the issuance of an order by the Securities and Exchange Commission granting such withdrawal.

The Registrant is requesting such withdrawal because the Registration Statement has been replaced by the Company with a new Registration Statement on Form S-3 (File No. 333-165066) (the “New Registration Statement”), which was filed on February 25, 2010 with the Securities and Exchange Commission. The New Registration Statement shall serve as the Registrant’s shelf registration statement in place of the Registration Statement.

Please provide the Company with a copy of the order granting withdrawal of the Registration Statement as soon as it is available to my attention at FMC Corporation, 1735 Market Street, Philadelphia, Pennsylvania 19103.

If you have any questions regarding this application, please contact me at 215.299.6000.

Sincerely,

FMC Corporation

By:	/s/ Andrea E. Utecht
Name:	Andrea E. Utecht
Title:	Vice President, General Counsel and Secretary